UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 13, 2002

Associated Estates Realty Corporation
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5025 Swetland Court, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 261-5000

ITEM 9.   **Regulation FD Disclosure.**

On August 13, 2002, each of Jeffrey I. Friedman, Chairman of the Board and Chief Executive Officer and Lou Fatica, Vice President, Treasurer and Chief Financial Officer of Associated Estates Realty Corporation (the "Company") made certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, accompanying the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. A copy of each of these certifications is attached hereto as an Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

August 13, 2002   /s/ Lou Fatica
(Date)   Lou Fatica, Vice President,
                                                             Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Certification of the Principal Executive Officer, Jeffrey I. Friedman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of the Principal Financial Officer, Lou Fatica, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.